================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                ANNUAL REPORT ON

                                    FORM 11-K

                   For the fiscal year ended December 31, 1999

                         COMMISSION FILE NUMBER 0-18287
                                 ---------------

                          ORBITAL SCIENCES CORPORATION
               (Exact name of registrant as specified in charter)

               DELAWARE                                   06-1209561
 (State of Incorporation of Registrant)            (I.R.S. Employer I.D. No.)

                            21700 ATLANTIC BOULEVARD
                             DULLES, VIRGINIA 20166
                    (Address of principal executive offices)

                                 (703) 406-5000
                         (Registrant's telephone number)

    DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF ORBITAL SCIENCES
                                   CORPORATION

 ------------------------------------------------------------------------------
                             (Full Title of the Plans)

================================================================================

                         REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Deferred Salary and Profit Sharing Plan for
   Employees of Orbital Sciences Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

McLean, Virginia
June 28, 2000

                     DEFERRED SALARY AND PROFIT SHARING PLAN
                                FOR EMPLOYEES OF
                          ORBITAL SCIENCES CORPORATION
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                          December 31,
                                                          ------------
                                                    1999               1998
                                                    ----               ----
Assets:

Investments (see note 4)                       $225,479,716       $189,312,085

Contributions receivable:
       Participant                                    2,976            491,451
       Company                                    1,836,289          2,050,049
                                               ------------       ------------

                 Total assets                   227,318,981        191,853,585

Liabilities - forfeitures payable                         -            224,729
                                               ------------       ------------
       Net assets available for benefits       $227,318,981       $191,628,856
                                               ============       ============


                See accompanying notes to financial statements.

                    DEFERRED SALARY AND PROFIT SHARING PLAN
                                FOR EMPLOYEES OF
                          ORBITAL SCIENCES CORPORATION
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                               Year Ended
                                                              December 31,
                                                                  1999
                                                                  ----
Additions to net assets attributable to:
Investment income:
   Net appreciation in fair value of investments              $ 21,134,905
   Interest on participant loans                                   477,089
                                                              ------------

      Total investment income                                   21,611,994
                                                              ------------

Contributions:
   Participant                                                  18,177,769
   Company                                                       7,873,429
                                                              ------------

      Total contributions                                       26,051,198
                                                              ------------

Total additions                                                 47,663,192
                                                              ------------

Deductions from net assets attributable to:
   Benefits paid to participants                                11,853,636
   Administrative expenses                                          43,879
                                                              ------------

Total deductions                                                11,897,515
                                                              ------------

Net increase prior to transfers                                 35,765,677

Transfers from the Plan                                            (75,552)
                                                              ------------

Net increase in net assets available for benefits               35,690,125

Net assets available for benefits, beginning of year           191,628,856
                                                              ------------

Net assets available for benefits, end of year                $227,318,981
                                                              ============

                See accompanying notes to financial statements.

                     DEFERRED SALARY AND PROFIT SHARING PLAN
                                FOR EMPLOYEES OF
                          ORBITAL SCIENCES CORPORATION
                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the "Code"). All U.S domestic employees of Orbital Sciences Corporation (the "Plan Administrator" or the "company") other than employees of Magellan Corporation, a majority-owned subsidiary of the company, who are scheduled to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a year of service for participation (Plan Year), and have attained the age of 21, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may elect to make contributions to the Plan, ranging from 1 percent to 15 percent of total eligible compensation, subject to certain annual limitations under the Plan and the Code, by voluntarily reducing their pre-tax salary. Effective January 1, 1999, participants are permitted to make employee contributions to the Plan on an after-tax basis. For the Plan year ended December 31, 1999, the company's Board of Directors (the "Board") determined, in its sole discretion, to match 100 percent of participants' voluntary pre-tax contributions at an amount not to exceed 4 percent of the participants' total annual compensation. The Board approved discretionary profit-sharing contributions, in the amount of 1 percent of the total eligible compensation for the year ended December 31, 1999, which is allocated to all individuals who were eligible to participate in the Plan on the last day of the year, based on their respective total eligible compensation for the year.

The Plan also allows participants to make rollover contributions from other tax qualified plans. Rollover contributions are included in the accompanying financial statements as a component of employee contributions.

Participants' Accounts

Each participant's account is credited with the participant's contributions, transfers, and rollovers, as well as applicable company matching contributions, and an allocation of discretionary contributions and investment income earnings. Allocations are based on participants' contributions, earnings or account balances, as applicable as defined in the Plan document. Participants are entitled to a benefit equal to the vested portion of their participant account at the date of separation.

Vesting

Participants are immediately vested in their voluntary contributions and rollovers plus actual earnings thereon. The company's matching and discretionary contributions, plus earnings thereon, vest over a period of five years at the rate of 20 percent per year of service (1,000 hours) or immediately upon death or long-term disability.

Forfeitures

Forfeitures by terminated employees of nonvested company contributions are held in a separate account and are used to offset either future company contributions or administrative expenses of the Plan. Used forfeitures are netted against either company contributions or administrative expenses.

Payment of Benefits

Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant's account or annual installments over a determined period, as defined in the Plan document. Participants may also withdraw their vested account balances while still in service of the company, as defined in the Plan document.

Termination of Plan

Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Loans

Participants may borrow up to the lesser of $50,000 or 50 percent of their vested balance, minus their highest outstanding loan balance in the past twelve months; from their respective participant accounts. Loan terms generally may not exceed five years. Loans for the purchase of a primary residence may not exceed ten years. The loans are made using an interest-rate commensurate with local prevailing rates as determined by the Plan Administrator.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments

The Plan's investments are carried at fair market value, except for the CIGNA Fixed-Income Fund, which is valued at contract value. Quoted market prices as of December 31, 1999 and 1998 are used to value investments. Participant loans receivable are carried at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan document provides that administrative expenses may be paid by either the Plan or the company. For the year ended December 31, 1999, certain administrative services, such as audit and legal fees and Plan management costs, were provided by the company at no cost to the Plan. Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Such estimates include those regarding fair value. Actual results could differ from those estimates.

NOTE 3 - FEDERAL INCOME TAXES

The Plan received tax determination letters from the Internal Revenue Service, dated September 14, 1995, indicating that the Plan and its underlying trust qualify under the applicable provisions of the Code and therefore are exempt from Federal income tax. The Plan has been amended since receiving the September 1995 determination letter. The Plan Administrator believes that the Plan design and operations remain in compliance with the applicable requirements of the Code and, therefore, believes that the Plan remains qualified and the related trust remains tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4 - INVESTMENTS

The following investments represent five percent or more of the Plan's total net assets available for benefits as of December 31, 1999 and 1998:

                                                          1999         1998
                                                          ----         ----

CIGNA Fixed Income Fund Account                     $  56,381,678 $  54,518,399
Fidelity Equity Income II Fund Account                 21,202,644    20,569,599
Vanguard Growth & Income Fund Account                  40,681,144    28,654,772
Fidelity Advisor Growth Opportunities Fund Account     42,451,148    43,846,956
Orbital Sciences Corporation Common Stock               9,779,470    10,804,526
Janus Worldwide Fund Account                           22,344,029     8,828,006

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $ 21,134,905 as follows:

            Pooled separate accounts      $ 28,535,280
            Common stock                    (7,400,375)
                                          ------------
                  Total                   $ 21,134,905
                                          ============


NOTE 5 - DEPOSIT WITH INSURANCE COMPANY

The Plan participates in a contract via an investment in the CIGNA Fixed Income Account. For the Plan's investment in the CIGNA Fixed Income Account, the Plan was credited with interest at the rate specified in the contract, which was 6.15% and 6.2% for the years ended December 31, 1999 and 1998, respectively. The guaranteed rate of return is stated semi-annually and is guaranteed against change for a six-month period. The interest rate was 5.9% and 6.2% for the sixth month periods ended June 30, 1999 and 1998, respectively.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan's investments are held by CIGNA in pooled separate accounts, which invest in various mutual funds, and in Orbital Sciences Corporation Common Stock. For the year ended December 31, 1999, participants could allocate contributions to various investment alternatives, including Orbital Sciences Corporation Common Stock. Purchases of $8,187,543 and sales of $1,994,882 of Orbital Sciences Corporation Common Stock were made during 1999. In 1998, participants were allowed to invest in all investment options, with the exception of employee contributions in Orbital Sciences Corporation Common Stock. The share price of Orbital Sciences Corporation common stock at December 31, 1999 and 1998 was $18.56 and $44.00, respectively.

                                                          ADDITIONAL INFORMATION
                                                                      SCHEDULE I

                     DEFERRED SALARY AND PROFIT SHARING PLAN
                                FOR EMPLOYEES OF
                          ORBITAL SCIENCES CORPORATION
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 1999



                                                                                                                           Current
                                                                                                                           -------
              Identity of Issue                             Asset Description             Units             Cost            Value
              -----------------                             -----------------             -----             ----            -----

Connecticut General Life Insurance Company
   Retirement & Investment Services*

    CIGNA Fixed Income Fund Account                        Investment Contract        1,710,393.22100   $56,381,678     $ 56,381,678

    Vanguard Wellington Fund Account                       Pooled Separate Account      156,070.31228     6,130,053        6,803,811

    Fidelity Equity - Income II Fund Account               Pooled Separate Account      468,842.39999    15,971,608       21,202,644

    Vanguard Growth and Income Fund Account                Pooled Separate Account      738,678.78680    28,320,826       40,681,144

    Fidelity Advisor Growth Opportunities Fund Account     Pooled Separate Account      524,963.93499    30,543,612       42,451,148

    PBHG Growth Fund Account                               Pooled Separate Account      121,148.72277     3,806,021        5,955,123

    Warburg Pincus Advisor Emerging Growth Fund Account    Pooled Separate Account       90,231.08005     4,065,211        6,176,915

    Janus Worldwide Fund Account                           Pooled Separate Account      249,691.14290    14,027,905       22,344,029

    Small Company Stock - Value I Fund Account             Pooled Separate Account      119,407.20358     1,248,414        1,351,907

    Warburg Pincus Advisor International Equity
      Fund Account                                         Pooled Separate Account      164,581.61471     4,065,048        6,031,075

Orbital Sciences Corporation*                              Common Stock                 524,534.00858    12,206,687        9,779,470

Various Plan Participants *                                Participant Loans**                                    -        6,320,772
                                                                                                                        ------------
                                                                                                                        $225,479,716
                                                                                                                        ------------

*  Denotes a party-in-interest

** Interest rates ranging from 5.99% to 16.01% and maturity dates ranging from 1/1/2000 to 10/07/2009.

                                    SIGNATURE


       Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       ORBITAL SCIENCES CORPORATION, Plan Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation


Dated: June 28, 2000   By:  /s/ JEFFREY V. PIRONE
                            ------------------------------
                            Jeffrey V. Pirone
                            Executive Vice President and Chief Financial Officer

                                   EXHIBIT INDEX


Exhibit 23  Consent of PricewaterhouseCoopers LLP (transmitted herewith)